[Letterhead of St. Jude Medical, Inc.]

November 15, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Daniel F. Duchovny

Re:	St. Jude Medical, Inc.
Registration Statement on Form S-4 (File No. 333-170045)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant St. Jude Medical, Inc., a Minnesota corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 4:00 p.m. (EST) on November 17, 2010, or as soon as possible thereafter.

The Company hereby acknowledges that:

•                  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (651) 756-2000, Joe Barbeau of Gibson, Dunn & Crutcher LLP at (650) 849-5394 or Stewart McDowell of Gibson, Dunn & Crutcher LLP at (415) 393-8322 with any questions or comments with respect to this letter.

Very truly yours,

St. Jude Medical, Inc.

By:	/s/ Pamela S. Krop
Pamela S. Krop
Vice President, General Counsel and Secretary

cc:	Joe Barbeau, Gibson, Dunn & Crutcher LLP
Stewart McDowell, Gibson, Dunn & Crutcher LLP
Kashif Rashid, St. Jude Medical, Inc.
Alexander Rosenstein, Fredrikson & Byron, P.A.
Ronald Lund, AGA Medical Holdings, Inc.